                     Document is copied.
                     Filed by Komag, Incorporated Pursuant to Rule 425 under the Securities Act of 1933.
                     Subject Company: Komag, Incorporated
                     Commission File No. 333-58316



                      KOMAG ANNOUNCES FIRST QUARTER RESULTS

        KOMAG MOVES ITS U.S. MANUFACTURING TO MALAYSIA AHEAD OF SCHEDULE


FOR IMMEDIATE RELEASE

SAN JOSE, Calif., April 19, 2001 -- Komag, Incorporated (Nasdaq: KMAG), the largest independent producer of media for disk drives, today announced its financial results for the first fiscal quarter of 2001.

First QUARTER RESULTS

As a result of a widespread slowdown in demand, especially in the server segment of the data storage industry, net sales for the first fiscal quarter of 2001 totaled $87.9 million, down 21% from $111.2 million recorded in the fourth quarter of 2000. The company's net loss for the first quarter of 2001 was $51.0 million, or $0.46 per share based on 111.6 million weighted average shares outstanding, compared to a loss of $43.7 million, or $0.40 per share based on
110.0 million weighted average shares outstanding, in the fourth quarter of 2000.

REVIEW OF FIRST QUARTER OPERATIONS

Komag shipped 12.7 million disks during the first quarter of 2001, in line with the company's earlier forecast announced in a press release on March 26, 2001. During the first quarter of 2001, Komag also shipped 3.4 million nickel plated and polished ("NPP") substrates. First quarter disk production was approximately
13.7 million units, 81% of which were made in the company's Malaysian factories. First quarter average selling price for finished disks was $6.30 per disk compared with $6.40 in the fourth quarter of 2000. The quarter-over-quarter decline of less than 2% was in line with the company's expectation of relatively flat pricing stated in a previous press release. Sales to Maxtor, Seagate and Western Digital were 36%, 12%, and 46% of revenue, respectively.

Komag ended the quarter with a cash and short term investment balance of $51.6 million. The decline from last quarter of $29.1 million was in line with the company's expectations. It resulted from operating the company's U.S. factories at low utilization, the continued cost of moving manufacturing equipment to Malaysia to prepare for the cessation of U.S. manufacturing, a scheduled payment of $7.5 million to reduce our senior debt, and the $6.6 million semiannual interest payment on the HMT convertible bonds. Earnings before interest, taxes, depreciation and amortization, were a negative $3.3 million. The company expects this measure of performance to improve substantially as Komag completes its planned relocation of all U.S. manufacturing operations to Malaysia. Komag's ending accounts receivable balance improved to 30 days of sales outstanding compared with 33 days in the fourth quarter of 2000. Inventory turns declined from 21 to 12 annualized turns due to changes in timing of customer demand for disks in the first quarter.

BUSINESS OUTLOOK

Komag expects shipments for the second quarter of 2001 to be approximately 14 million disks, up 10% from the first quarter, and average selling prices to remain flat. The company currently expects further modest increases in unit shipments with continued flat pricing in the second half of 2001. Sales of NPP substrates are expected to decline in the second quarter.


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Komag's announced strategy has been to locate 100% of its production capacity in
Malaysia to achieve low manufacturing costs. The company ceased manufacturing at its facilities located in Fremont and Santa Rosa, California and Eugene, Oregon within the last ten days. These closures are ahead of schedule, accelerating the timing of expected cost savings. The three production lines that have been moved to Malaysia already are fully qualified and are producing disks at high yields. "Now that all of our production comes from our Malaysian facilities, our U.S. presence will be focused on research and development. Our R&D team in San Jose will continue to develop finished media and substrate development efforts will remain in Santa Rosa," said T.H. Tan, Komag's chief executive officer.

By shifting all manufacturing offshore to Malaysia, Komag expects to significantly reduce the cost of production. The company's business model anticipates that fixed manufacturing costs, including employee, factory and equipment expenses, will be around $35 million per quarter compared with $52 million in the first quarter of 2001. The variable cost of producing a disk is approximately $2.70 to $2.80 per disk. "Our low cost structure is a significant competitive advantage and will be instrumental in returning the company to profitability. We are moving Komag to the next phase. In spite of the current weakness in demand, closing our U.S. manufacturing ahead of schedule places us on track for a much healthier business in the second half of this year," stated Mr. Tan.

Komag's technology continues to provide leading edge products to disk drive customers. Currently the company is the only fully qualified source shipping volume quantities of 30 gigabyte ("GB") per platter disks in the industry. These are the highest storage density disks available in the market today. The company continues to be on schedule in qualifications of 40 GB and 60 GB per disk programs and is providing synthetic antiferromagnetic (SAF) and perpendicular recording media samples for advanced technology evaluations. The company is also engaged in qualification of its low cost glass substrates and media.

DEBT RESTRUCTURING

On April 5, 2001 Komag filed a registration statement for a proposed exchange offer to exchange the company's existing convertible bonds for new convertible bonds. The proposed exchange offer is part of a comprehensive restructuring plan that also includes proposed new debt financing from Malaysian sources and proposed use of cash proceeds and new convertible bonds to settle the company's existing senior debt and a note held by Western Digital Corporation. The registration statement includes a more detailed description of the company's plan. Komag expects to commence the exchange offer as soon as practical. Currently, none of the parts of the restructuring plan has been completed, and the terms are subject to change.

CONFERENCE CALL

Komag will conduct a conference call with the investment community at 2:00 p.m. PDT. The conference call will be broadcast live over the Internet: http://www.komag.com (Click on Webcast).

A replay of the conference call via the web will be available after 5:00 p.m. PDT on April 19, 2001 until 5:00 p.m. PDT on April 26, 2001 by accessing the same URL address as the live audio webcast.

ABOUT KOMAG:

Founded in 1983, Komag completed a merger with HMT Technology Corporation in October 2000. The combined company is the world's largest independent supplier of thin-film disks, the primary high-capacity storage medium for digital data in computers and consumer appliances. Komag's advanced development capability and high-volume, low-cost manufacturing expertise provide high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies. Supplementing its core disk business, Komag has launched a diversification program that will leverage the company's knowledge of magnetic recording and its ultra-high precision manufacturing capabilities.

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For more information about Komag, visit Komag's Internet home page at
http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.


FORWARD LOOKING STATEMENTS

This press release contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These statements represent the company's current judgment with respect to, but are not limited to, shipment volume, revenue, net loss, utilization of facilities, future operating costs, the ability to move manufacturing assets, and the cost and timing of such moves. The company's actual results for future periods could differ materially from those projected in such forward-looking information. Factors that could cause actual results to differ include, but are not limited to, the company's ability to successfully consolidate manufacturing operations in Malaysia on time and on budget, variability in demand for and average selling price of disks, the impact of demand variation on factory utilization, the company's ability to achieve its operating yield, cost and profitability targets, the company's ability to satisfy customer qualification requirements at its Malaysian facilities, and requirements for glass substrates. In addition, statements in this press release relating to the company's plan to restructure its outstanding debt, including a proposed new debt financing from Malaysian sources, the exchange of convertible bonds and the use of cash and bonds to settle certain of the company's existing senior debt are subject to risks relating to the company's ability to complete the proposed transactions on acceptable terms, or at all, the timing of completion of the transactions, and the company's ability to satisfy all of the conditions precedent to the transactions. These and other risk factors are described in the company's Registration Statement on Form S-4/S-3 and the most recent Annual Report on Form 10-K and other periodic reports filed by Komag with the Securities and Exchange Commission. Komag undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Komag has filed a Registration Statement on SEC Form S-4/S-3 in connection with the proposed exchange offer involving the company's convertible bonds. Investors and security holders are urged to read the Registration Statement carefully. The Registration Statement and the enclosed preliminary prospectus contain important information about Komag, the proposed financing strategies, the proposed terms of the exchange offer, descriptions of the company's existing debt and the proposed terms of the new convertible bonds. Investors and security holders will be able to obtain free copies of the Registration Statement through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the document may also be obtained from Komag by directing a request through the Investor Relations portion of Komag's website at http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention: Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement, Komag files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

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                               KOMAG, INCORPORATED
                         SCRIPT USED IN CONNECTION WITH
                       QUARTERLY EARNINGS CONFERENCE CALL
                                 APRIL 19, 2001


Operator:      Good afternoon everyone and welcome to Komag's First Quarter 2001 financial results conference call. Today's conference is being recorded. At this time, I would like to turn the call over to the Chief Executive Officer, T.H. Tan. Please proceed, sir.

T.H. Tan: Thank you. Good afternoon. Thank you for being with us today. I am T.H. Tan, Komag's CEO.


               With me here today are our newly appointed president, Mike Russak, and our CFO,Ted Siegler.

               On the call this afternoon,

               o    Ted will discuss our financial results for first quarter
                    2001.

               o Then I will discuss significant developments in our sales and manufacturing

               o    Mike will update you on the R&D areas., and

               o    I will conclude with some final comments.

               o    Ted. . .


Ted Siegler:   Thanks, T.H. Before I begin today, I would like to remind our audience that we make forward-looking statements during our conference call, in our press releases and in our published SEC filings. These forward-looking statements involve risks and uncertainties, but they also represent our current judgment regarding the future direction of our business. The associated risks and uncertainties can cause actual results to differ materially from our forecasts. Important factors relating to our business are described in today's press release and in our SEC filings.

               As many of you are aware, we filed a registration statement with the Securities and Exchange Commission on April 5th. The registration statement details our plans to restructure our senior debt, which I will discuss later. Because we are in a registration period, we will not conduct our usual question and answer session after our prepared remarks today.

               A press release describing our first quarter 2001 results was placed on the news wires today at approximately 4:15 p.m. EDT. If you have not received a copy of our earnings press release, it is currently posted on our Web site at www.komag.com.

               For those of you who have not had a chance to read our press release, let me summarize the financial numbers.


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               o    First quarter sales and earnings were negatively impacted by weak market demand, particularly in the server segment of the data storage industry.

               o Net sales for the first fiscal quarter of 2001 totaled $87.9 million, down 21% from $111.2 million recorded in the fourth quarter of 2000.

               o The company's net loss for the first quarter of 2001 was $51.0 million, or $0.46 per share based on 111.6 million shares outstanding compared to a loss of $43.7 million or $0.40 per share based on 110.0 million shares outstanding in the fourth quarter of 2000.

               o Earnings before interest, taxes, depreciation and amortization, were negative $3.3 million. As we will discuss, we ceased U.S. manufacturing over the last 10 days to achieve our cost objectives as rapidly as possible. Now that all of our manufacturing is in Malaysia, we expect this measure of performance to improve substantially.

               o We ended the quarter with a cash balance of $51.6 million. The decline from last quarter of $29.1 million was in line with the company's expectations. Uses of cash included operating our U.S. factories at low utilization, the continued cost of moving manufacturing equipment to Malaysia, a scheduled payment of $7.5 million to reduce our senior debt, and the $6.6 million semiannual interest payment on the HMT convertible bonds.

               ON OUR BALANCE SHEET AND CASH FLOW:

               o Ending accounts receivable balance was equal to 30 days sales outstanding down from 33 days in the fourth quarter of 2000.

               o Inventory turns declined from 21 to 12 due to the timing of our customers' inventory adjustments.

               o Capital expenditures were approximately $16.5 million as spending reflected the continued cost of relocating manufacturing assets to Malaysia. At this point spending on this project should drop off dramatically.

               o Depreciation and amortization of intangibles were $18.6 million and $7.6 million, respectively.

               o According to the terms of our loan restructure agreement, our senior debt was at $209.2 million at the end of the quarter. Subsequently we have made the $7.5 million amortization payment due in April, further lowering the balance to $201.7 million. To date, we have paid down $58.3M of the $260M principal of our senior debt. We remain in compliance with our Restructured Loan Agreement.


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Looking at our first quarter operating results in more detail:

               o Revenue was down 21% due to decreased unit volume: from 15.3 million disks to 12.7 million disks, as we announced in a previous press release from March 26th. Average unit selling price for finished media declined 1.6% to $6.30.

               o This quarter we shipped 3.4 million nickel plated and polished ("NPP") substrates. First quarter disk production was approximately 13.7 million units, 81% of which was made in the company's Malaysian factories.

               o Gross margin was (6.3)% and that's down from 2.2% in the fourth quarter. The drop was primarily due to under utilization of our U.S. manufacturing facilities.

               o Research and development at $10.7 million was in line with expectations for our combined company. SG&A spending was $5.7 million. We continue to expect SG&A spending to decline by approximately 30% by the fourth quarter as we complete the integration of the Komag and HMT teams.

               o Interest expense was $22.2 million. This expense included cash interest expense of $8.6 million for our senior debt and the HMT convertible bonds, $10.9 million non-cash accretion of the HMT convertible bonds and $2.7 million other non-cash interest charges.

               We have finished moving and installing 3 of 4 production lines from our Fremont factory to Malaysia. The fourth line move should be completed in about a month. Our business model, once we fully integrate manufacturing operations into Malaysia, includes:

               o Fixed manufacturing costs of around $35 million per quarter, a savings of about $17 million compared to last quarter's results.

               o Variable costs, on a yielded basis, in a range of $2.70 to $2.80 per disk.

               o We are sizing our Malaysian factories to run 16-17 million disks per quarter. At this level of production, and assuming average selling prices remain fairly stable, we should achieve gross margins in a range of 20% to 25%.

               o I will remind you that projections of this nature are based on a number of assumptions that are subject to risks and uncertainties, but we feel confident that our future business model will be sustainable.

               DEBT RESTRUCTURING

               On April 5, 2001 we filed a registration statement for a proposed tender offer to exchange existing convertible bonds for new convertible bonds. This registration statement includes a detailed description of our proposed plan to restructure our outstanding debt. The restructuring transactions include:

               o    Proposed new debt financing from Malaysian sources,

               o    The proposed exchange of convertible bonds, and


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               o    The proposed use of cash proceeds and new convertible bonds to settle the company's existing senior debt and a note held by Western Digital Corporation.

               o These transactions are complex and they have not been finalized. They are also dependent on each other. The terms may change and we will update the registration statements to reflect changes as warranted.

               I will now hand the call over to T.H. to discuss Komag's operations.


T.H. Tan:      Thank you Ted. Our integration and consolidation plan has met significant milestones and is, in fact, ahead of schedule.


               WE CEASED PRODUCTION AT OUR U.S. LOCATIONS OVER THE LAST TEN DAYS

               o We have relocated enough equipment to our Malaysia operations to meet current customer demand. This relocated equipment is fully qualified and producing disks at yields that equal or surpass what we were able to achieve in the U.S. This provides the opportunity to accelerate our shutdown schedule in the U.S.

               o We are in the process of releasing the workforces at our plants in Fremont and Santa Rosa, California and Eugene, Oregon. The employees that are laid off will receive notification pay and severance consistent with our past practices and is included in our plans.

               o We have begun the process of building closure, which will occur over the next several months.

               o As we have said previously, we are actively marketing our surplus real estate assets. We believe these buildings represent unique value in their respective markets and expect that the search for the right buyer may take some time.

               o As a result of the early closure of U.S. operations we expect our gross margins in the June quarter to exceed 10% and that our loss will narrow considerably. In subsequent quarters we should gain the full benefit of the Malaysian cost structure that Ted described earlier.

               FROM A MANUFACTURING STANDPOINT:

               o During the first quarter we produced 13.7 million finished disks. Our Malaysian operations produced 81% of this total.

               o Our yields remained high. The relentless improvement in storage density continues and our ability to keep yields up is critical to our business model. Our R&D and manufacturing teams have established a record of great success on this front.

               o Inventory turns declined from 21 to 12 due to slowdown in demand we experienced last quarter. We believe slackening demand is related to an industry-wide inventory adjustment and soft end product sales, especially in the server segment of the industry. We expect to adjust our inventory during the second quarter.

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               FROM A SALES AND MARKETING PERSPECTIVE:

               o We shipped 12.7 million disks in the quarter, a drop of about 17% compared to the fourth quarter. Currently we expect our shipments to improve to slightly more than 14 million units in the second quarter. The increase is likely to result from strong demand for 30 GB per platter products.

               o For the balance of the year, we currently expect modest increases in unit shipments with continued flat pricing.

               o We sold 3.4 million nickel plated and polished substrates and 1.6 million aluminum substrates. We expect sales of NPP substrates will decline this quarter.

               o 26% of our shipments were at the 30 GB per platter density and 90% were over 20 GB per platter compared to 58% in the fourth quarter of 2000. To the best of our knowledge we are the only supplier shipping 30 GB per disk products in volume. During the first quarter we also provided 40 GB per platter disks for qualification in advanced drive programs.

               o Our average selling prices dropped about 1.6% to $6.30 for finished disks during the first quarter. We are seeing the average selling price curve flatten and expect that it will remain stable next quarter and in the foreseeable future.

               o Sales mix by customer was Maxtor at 36%, Seagate at 12% and Western Digital at 46% of revenue. Shipments to enterprise programs dropped to 6% of sales, reflecting weakness in that segment of the market. This weakness impacted our sales to Seagate in particular.

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MIKE:          This is Mike Russak. We believe that Komag offers our customers the best and most complete set of technological capabilities of any media supplier. Some recent examples of our technology leadership are:

               o Currently the company is the only fully qualified source of 30 gigabytes ("GB") per platter disks in the industry. These are the highest storage density disks available in the market today. We're really pleased that we are producing these disks at high yields in our Malaysian factories.

               o The company is also on schedule in qualifications of 40 GB and 60 GB per disk programs

               o The merger of Komag and HMT provided the opportunity to strengthen our technical team and, we believe, increase the gap between Komag and our merchant competition. In fact, we believe that we have the strongest R&D presence in the industry and that we see substantial benefit from this strength at the 30 GB per platter and expect it to continue at 40 GB and beyond.

               o The technology to make our disks gets more difficult with each generation. Our R&D strength will be a critical factor in helping our customers stay on their stated technology schedules.

               o Our advanced technology team is working with customers to evaluate new technologies such as synthetic antiferromagnetic (SAF) and perpendicular recording media. We are currently shipping samples of these new media and the results look positive. We don't expect to need to make these modifications to our magnetic structures until we reach 80 GB per platter or higher applications.

               o Deployment of our low cost glass technology is paced by our qualification efforts. We are working with several customers to determine the best program to introduce this new technology.

TH:            The first quarter was cyclically weak from a sales standpoint.
               However, we have made the fundamental operational improvements necessary to substantially improve our results. We are ahead of schedule shifting manufacturing to Malaysia so that we can take advantage of a low cost structure. We will reap the additional benefit of reducing the expense of supporting operations here in the U.S. Our technology is solid and our disks meet our customers' most advanced needs. The primary issue facing us today is to restructure our balance sheet. We have made what we believe to be a constructive proposal to resolve our debt and will vigorously negotiate until we have a final solution in place.


               Thank you for joining us today.



ABOUT KOMAG:


Founded in 1983, Komag completed a merger with HMT Technology Corporation in October 2000. The combined company is the world's largest independent supplier of thin-film disks, the primary high-capacity

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storage medium for digital data in computers and consumer appliances. Komag's advanced development capability and high-volume, low-cost manufacturing expertise provide high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies. Supplementing its core disk business, Komag has launched a diversification program that will leverage the company's knowledge of magnetic recording and its ultra-high precision manufacturing capabilities.

For more information about Komag, visit Komag's Internet home page at http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.


FORWARD LOOKING STATEMENTS

This press release contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These statements represent the company's current judgment with respect to, but are not limited to, shipment volume, revenue, net loss, utilization of facilities, future operating costs, the ability to move manufacturing assets, and the cost and timing of such moves. The company's actual results for future periods could differ materially from those projected in such forward-looking information. Factors that could cause actual results to differ include, but are not limited to, the company's ability to successfully consolidate manufacturing operations in Malaysia on time and on budget, variability in demand for and average selling price of disks, the impact of demand variation on factory utilization, the company's ability to achieve its operating yield, cost and profitability targets, the company's ability to satisfy customer qualification requirements at its Malaysian facilities, and requirements for glass substrates. In addition, statements in this press release relating to the company's plan to restructure its outstanding debt, including a proposed new debt financing from Malaysian sources, the exchange of convertible bonds and the use of cash and bonds to settle certain of the company's existing senior debt are subject to risks relating to the company's ability to complete the proposed transactions on acceptable terms, or at all, the timing of completion of the transactions, and the company's ability to satisfy all of the conditions precedent to the transactions. These and other risk factors are described in the company's Registration Statement on Form S-4/S-3 and the most recent Annual Report on Form 10-K and other periodic reports filed by Komag with the Securities and Exchange Commission. Komag undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Komag has filed a Registration Statement on SEC Form S-4/S-3 in connection with the proposed exchange offer involving the company's convertible bonds. Investors and security holders are urged to read the Registration Statement carefully. The Registration Statement and the enclosed preliminary prospectus contain important information about Komag, the proposed financing strategies, the proposed terms of the exchange offer, descriptions of the company's existing debt and the proposed terms of the new convertible bonds. Investors and security holders will be able to obtain free copies of the Registration Statement through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the document may also be obtained from Komag by directing a request through the Investor Relations portion of Komag's website at http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention: Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement, Komag files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New

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York, New York and Chicago, Illinois. Please call the Commission at
1-800-SEC-0330 for further information on the public reference rooms. Komag's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.



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